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                                                                   EXHIBIT 99.16


                            FOR IMMEDIATE RELEASE


                                                [TRIAD SYSTEMS CORPORATION LOGO]



CONTACT:     TIM MEHREN                                                 No. 97-8
             510 449-0606

                TRIAD ANNOUNCES EXTENSION OF TENDER OFFER AND
           AMENDMENT OF MERGER AGREEMENT WITH COOPERATIVE COMPUTING

LIVERMORE, Calif., January 16, 1997 - Triad Systems Corporation (NASDAQ: TRSC) announced today that Cooperative Computing, Inc. (CCI) and its affiliate. CCI Acquisition Corp. (CAC) have extended until 10 a.m. Eastern Standard Time on Monday, January 27, 1997, CAC's tender offer for all of the issued and outstanding shares of Triad's common stock.

        The tender offer, at a price of $9.25 per share, net to the seller in cash, was previously scheduled to expire at 10 a.m. Eastern Standard Time on Friday, January 17, 1997. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on October 23, 1996.

        In addition, Triad has entered into an amendment to the previously announced Agreement and Plan of Merger with CCI and CAC. The amendment extends the maximum allowable period for completion of the tender offer to Thursday, February 20, 1997, and extends the closing date for the proposed merger between Triad and CAC to 45 calendar days after the consummation of the tender offer.

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